Exhibit 6.4(d)

COUNTRY GRAMMER

AGREEMENT OF PURCHASE AND SALE

THIS AGREEMENT OF PURCHASE AND SALE, is made and entered into as of this the 12th day of January, 2022, by and between WinStar Farm, LLC, a Kentucky limited liability company, 3001 Pisgah Pike, Versailles, Kentucky 40383 (“WinStar”) and Commonwealth Thoroughbreds, LLC, a Delaware limited liability company, 1450 N. Broadway, Lexington, Kentucky 40505 (hereinafter “Commonwealth”) and (hereinafter together “Sellers”) and Zedan Racing Stables, Inc., a Kentucky corporation, 2421 Members Way, Lexington, Kentucky 40504 (hereinafter “Buyer”).

W I T N E S S E T H:

WHEREAS, Sellers are the owners of an undivided one hundred percent (100%) ownership interest in the Thoroughbred Horse COUNTRY GRAMMER (2017) by TONALIST out of ARABIAN SONG by FORESTRY (hereinafter “the Horse”), with WinStar owning an undivided seventy percent (70%) ownership interest and Commonwealth owning the remaining thirty percent (30%) undivided ownership interest; and,

WHEREAS, Buyer desires to purchase from Sellers an undivided fifty percent (50%) of the total ownership in the Horse from Sellers, with WinStar conveying an undivided thirty-five percent (35%) of the total ownership in the Horse and Commonwealth conveying an undivided fifteen percent (15%) of the total ownership in the Horse (hereinafter together the “50% Interest”), subject to the terms and conditions hereinafter set forth.

NOW, THEREFORE, for and in consideration of the mutual promises and covenants contained herein, and other good and valuable consideration, the parties hereto agree as follows:

1.        Sellers agree to sell and Buyer agrees to purchase the 50% Interest, as hereinafter described, subject, however, to the receipt by Buyer prior to Closing of the satisfactory results of the veterinary examination described in Paragraph 3 hereof.

2.        The purchase price of the 50% Interest shall be the sum of EIGHT HUNDRED SEVENTY-FIVE THOUSAND DOLLARS ($875,000.00), plus any applicable sales tax, due and payable on or before March 15, 2022 and as hereafter provided.

3.        As a condition precedent to the obligation of Buyer to purchase the 50% Interest, Buyer shall be entitled to have the Horse examined by a veterinarian of Buyer’s choosing for purposes of determining that the Horse is in acceptable condition for purchase of the 50% Interest. As used herein, the phrase “acceptable condition for purchase” shall mean that that the Horse is, upon examination by Buyer’s veterinarian, sound for racing based upon endoscopic and radiographic evaluation, in good general appearance of health, tests negative for Equine Viral Arteritis, has two fully descended testicles of normal size and consistency and as a result of the examination is insurable for all risks of mortality at standard commercial rates, including permanent infertility as a result of accident sickness or disease and for first year congenital infertility. Buyer shall promptly conduct the foregoing veterinary examination immediately following execution of this Agreement by both parties, and within forty-eight (48) hours thereof and shall notify Sellers of the results of such examination within twenty-four (24) hours of completion. In the event the results of such examination are satisfactory to Buyer, in Buyer’s sole discretion, Buyer shall be obligated to proceed to Closing in accordance with the terms hereof. In the event the results of such veterinary examination are not acceptable to Buyer, in Buyer’s sole discretion, this Agreement of Purchase and Sale shall be null and void and of no further force and effect, and the results of such examination shall not be disclosed by Buyer to any third party.

4.        All Title and Risk of Loss in and to the 50% Interest in the Horse shall pass at Closing. Closing shall occur at the Horse’s present location on or before January 12, 2022, time being of the essence. At the Closing, subject to all the conditions and provisions of this Agreement, the following shall take place:

(A)    Sellers and Buyer shall execute and deliver to each other the Bill of Sale in the form attached hereto as Exhibit “A” thereby conveying the undivided 50% Interest in the Horse to Buyer; and,

(B)    Sellers shall endorse the Jockey Club Foal Registration Certificate for the Horse reflecting the conveyance of the undivided 50% Interest in the Horse to Buyer; and,

(C)    Buyer shall deliver to Sellers a letter constituting a partial exemption certificate which partial exemption certificate Seller shall thereafter retain for a minimum period of four (4) years, all for purposes of compliance with California State Board of Equalization Regulation 1535 for purposes of documenting the partial exemption of the purchase and sale of the 50% Interest in the Horse from California sales and use tax; and,

(D)    Buyer shall remit the total California sales and use tax due and payable, following application of the partial exemption pursuant to Regulation 1535, to the California State Board of Equalization.

5.        Buyer shall pay the full purchase price for the 50% Interest in the Horse on or before March 15, 2022. In order to secure Buyer’s obligation to pay the full purchase price for the 50% Interest in the Horse, Buyer hereby grants to Sellers a purchase money security Interest in the 50% Interest in the Horse and does hereby appoint WinStar as Buyer’s attorney-in-fact to file financing statements in such jurisdictions as Sellers may elect, in order to perfect and continue to perfect such purchase money security interest in the 50% Interest in the Horse. Buyer shall also purchase a policy of full mortality insurance on the 50% Interest in the Horse, in the full amount of the purchase price, with loss payable endorsement in favor of Sellers and deliver a copy of the binder for such insurance to Sellers at the time of Closing. Buyer hereby agrees and acknowledges that the Horse is presently in the possession of Sellers’ agent, Bob Baffert and will continue to remain in his possession until payment in full of the purchase price for the 50% Interest in the Horse.

6.	Sellers make each of the following warranties and representations to Buyer, each of which warranties and representations shall survive the execution hereof and the Closing:

(A)    Sellers now have and at the time of Closing will have good, valid, marketable, and unencumbered title to the 50% Interest in the Horse and except for Buyer, no one else shall have any right or claim to the 50% Interest in the Horse and at Closing Sellers will transfer and convey to Buyer good, valid and marketable title to the required 50% Interest in the Horse, free and clear of all liens, security interests and encumbrances;

(B)    The consummation of the transactions contemplated in this Agreement of Purchase and Sale and the execution of this Agreement of Purchase and Sale and the fulfillment of the terms hereof will not result in any breach of the terms and provisions of, nor constitute a default under, nor conflict with, any material agreement or other instrument to which Sellers are bound, or any Judgment, Decree, Order or award of any court, governmental body or arbitrator to which Sellers is bound;

(C)    SELLERS MAKE NO WARRANTIES, EXCEPT AS STATED HEREIN, EITHER EXPRESS OR IMPLIED, AND AS TO ANY OTHER EVENT, COVENANT, CONDITION OR OCCURRENCE, INCLUDING WITHOUT LIMITATION, ANY WARRANTY OF RACING ABILITY, SOUNDNESS, HEALTH, OR REPRODUCTIVE QUALITIES OF THE HORSE, OR ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OF THE HORSE, ALL OF SUCH WARRANTIES BEING SPECIFICALLY DISCLAIMED AND BUYER THEREFORE ACCEPTS RISK OF LOSS AND TITLE TO THE 50% INTEREST IN THE HORSE AT CLOSING ON AN “AS IS” AND “WITH ALL FAULTS” BASIS.

7.        Buyer hereby makes each of the following warranties and representations to Sellers, each of which warranties and representations shall survive the execution hereof and the Closing:

(A)    The consummation of the transactions contemplated in this Agreement of Purchase and Sale and the execution of this Agreement of Purchase and Sale and the fulfillment of the terms hereof will not result in any breach of the terms and the provisions of, nor constitute a default under, nor conflict with, any material agreement or other instrument to which Buyer is bound, or any Judgment, decree, Order or award of any court, governmental body or arbitrator to which Buyer is bound;

(B)    Buyer is familiar and knowledgeable with regard to the Horse and hereby acknowledges that it accepts the undivided 50% Interest in the Horse on an “AS IS” and “WITH ALL FAULTS” basis at Closing.

8.        There is no commission payable to any party in this transaction other than such compensation as may be paid by Sellers or Buyer pursuant to separate agreement and each party agrees to indemnify and hold harmless the other for any commission claimed through such party.

9.         Following Closing, the Horse shall continue to race under the supervision and management of Sellers and Buyer, until the permanent retirement of the Horse from racing. The Horse shall race in the joint names of Sellers, Buyer and Commonwealth and for the shared account thereof in proportion to their respective ownership interests, including all income and expenses. The Horse shall race in the silks of Buyer in Dubai and/or Saudi Arabia and in the silks of Sellers in the first two (2) races in North America. Thereafter, for all races in North America, the Horse shall race alternately in the silks of Buyer and Sellers. In the event of any dispute between Sellers and Buyer regarding the racing management of the Horse, such dispute shall be decided by Bob Baffert, whose decision shall be binding upon all parties hereto. Upon the permanent retirement of the Horse from racing and provided the Horse is not sold, the Horse shall stand at stud at WinStar Farm or such other farm as WinStar shall determine, at the sole discretion of WinStar and under the supervision and management of WinStar Farm as Syndicate Manager, pursuant to a Co-Ownership Agreement, in WinStar’s standard form. The parties agree and acknowledge that the Interest attributable to the racing properties of the Horse being purchased by Buyer is subject to applicable California sales tax, which tax shall be paid solely by Buyer. In the event any additional sales or use tax shall be imposed by any jurisdiction as a result of this transaction, Buyer shall be responsible for the payment of any such tax, including any penalties or interest.

10.         Following Closing, the ownership interests of WinStar and Buyer in the Horse shall be subject to a right of first refusal in favor of the other party. In the event either party shall receive an offer to purchase or lease all, or any portion of their respective ownership interests, which offer such party desires to accept, such party shall notify the other party, in writing, of the precise terms and conditions of such offer, whereupon the party receiving such notice of offer shall have a period of ten (10) days within which to accept or reject such offer on the same terms and conditions. Any portion of either party’s ownership interest leased or sold shall be subject to all the terms and conditions of this Agreement, including the terms of this paragraph 10.

11.        The parties agree that the terms and conditions of this transaction shall remain confidential and shall not be disclosed to any third parties, other than the parties hereto and their respective advisors, employees and professionals without the consent of all parties hereto. Sellers and Buyer shall cooperate on the information to be contained in a joint press release to be issued prior to Closing, and the timing thereof. No party shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior approval of Sellers and Buyer.

12.         Any notices under this Agreement of Purchase and Sale shall be sent by email to the respective parties as follows:

If to Sellers: Elliott Walden: elliott@winstarfarm.com

If to Buyer: Troy Mulligan: tmulligan@radwanbrown.com

13.        This Agreement of Purchase and Sale shall be governed and construed pursuant to the laws of the Commonwealth of Kentucky. Actions based upon this Agreement shall be brought in Woodford County, Kentucky. This Agreement shall be binding upon and inure to the benefit of the parties hereto, their respective heirs, successors and assigns. This Agreement may not be amended, extended or modified in any way except by written instrument executed by all parties hereto. This Agreement and any other document required to be executed in connection herewith may be executed in multiple counterparts by electronic, fax or original signatures, each of which counterpart shall collectively constitute an original agreement which may be evidenced by one counterpart.

IN WITNESS WHEREOF, the parties hereto have set their hands as of the date above written.

WINSTAR FARM, LLC

BY:    /s/ Elliott Walden

            Elliott Walden, President and CEO

COMMONWEALTH THOROUGHBREDS, LLC COUNTRY GRAMMER SERIES

BY:    /s/ Brian Doxtator

ITS:    CEO

ZEDAN RACING STABLES, INC.

BY:    /s/ Troy Mulligan

            Troy Mulligan, President